Exhibit 21

Subsidiaries of the Registrant

Name	State/Location of Incorporation	% Owned
LSB Risk Management, Inc.	Nevada	100% (Direct)
The LaPorte Savings Bank	Indiana	100% (Direct)
LSB Investments, Inc.	Nevada	100% (Indirect) (1)
LSB Real Estate, Inc.	Maryland	100% (Indirect) (2)

(1)	Wholly owned subsidiary of The LaPorte Savings Bank

(2)	Wholly owned subsidiary of LSB Investments, Inc.